UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2014
or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the transition period from                      to
Commission File Number 0-13928

U.S. GLOBAL INVESTORS, INC. 401(k) PLAN
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)
U.S. GLOBAL INVESTORS, INC.
7900 Callaghan Road
San Antonio, Texas 78229
Telephone Number: 210-308-1234
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

U.S. GLOBAL INVESTORS, INC. 401(k) PLAN

U.S. GLOBAL INVESTORS, INC. 401(k) PLAN

DECEMBER 31, 2014

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (Unaudited)

	December 31,
	2014	2013
Assets
Investments, at fair value:
Participant-directed investments	$4,866,473	$5,326,490
Profit sharing managed pool	975,767	1,426,241
Total investments	5,842,240	6,752,731
Cash	13,139	23,079
Receivables:
Participant contributions	—	—
Employer contribution	—	—
Participant loans	69,337	179,742
Interest and dividends	228	433
Total receivables	69,565	180,175
Total assets	5,924,944	6,955,985

Liabilities
Due to broker	13,139	23,077
Accrued expenses	8,413	10,096
Total liabilities	21,552	33,173

Net assets available for benefits	$5,903,392	$6,922,812

The accompanying notes are an integral part of these financial statements.

U.S. GLOBAL INVESTORS, INC. 401(k) PLAN

DECEMBER 31, 2014

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (Unaudited)

Year ended
December 31, 2014
Additions:
Investment income (loss):
Dividend income	$16,804
Net depreciation in fair value of investments	(30,368)
Total investment income (loss)	(13,564)
Interest income on notes receivable from participants	4,822
Contributions:
Participants	291,914
Employer	141,955
Total contributions	433,869
Total additions	425,127

Deductions:
Benefits paid to participants	1,406,751
Administrative expenses	37,796
Total deductions	1,444,547

Net decrease in net assets available for benefits	(1,019,420)
Net assets available for benefits:
Beginning of year	6,922,812
End of year	$5,903,392

The accompanying notes are an integral part of these financial statements.

U.S. GLOBAL INVESTORS, INC. 401(k) PLAN
DECEMBER 31, 2014
NOTES TO FINANCIAL STATEMENTS (Unaudited)

NOTE 1. DESCRIPTION OF PLAN

U.S. Global Investors, Inc. (the “Company” or “USGI”) is a publicly held investment advisory company headquartered in San Antonio, Texas, with less than 100 employees.

USGI’s class A common stock trades on NASDAQ under the symbol “GROW.”

The following description of the U.S. Global Investors, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who have completed 250 hours of service within the three-month time period following employment date, or one year of service (minimum 1,000 hours). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

USGI is the Plan sponsor and administrator. BOKF, NA, a wholly owned subsidiary of BOK Financial Corporation, is the trustee, holds the Plan’s investments in trust and performs recordkeeping and certain administrative services for the Plan.

Participation

Participation in the Plan is voluntary. Eligible employees may enroll on any entry date (January 1, April 1, July 1 or October 1) after meeting the eligibility requirements.

Contributions

Participants may contribute a percentage of their compensation up to annual limitations set by law. The limitation for 2014 was $17,500 with an additional $5,500 catch-up contribution for participants age 50 or older. These contributions are withheld from a participant’s payroll and contributed to the Plan as a salary deferral. There are two types of salary deferrals: regular 401(k) deferrals and Roth 401(k) deferrals.

The Plan operates as a “safe harbor 401(k) plan.” As such, the Company will make a matching contribution equal to 100% of the salary deferrals that do not exceed 3% of a participant’s compensation plus 50% of the salary deferrals between 3% and 5% of the participant’s compensation. The Company match is calculated and funded each pay period; it is allocated at the time of remittance according to each participant’s investment selections.

The Plan has an automatic enrollment feature whereby, upon eligibility, the Company will withhold 2% of a participant’s compensation each payroll period to contribute to the Plan on a pre-tax basis. The default investment is the Fidelity Balanced Fund. A participant may elect at any time to select an alternative deferral amount or investment or not to defer.

The Company may also make a discretionary profit-sharing contribution to the Plan that would be allocated to each eligible employee based on compensation. A participant must be actively employed on the last day of the Plan year to be eligible to receive a share of the profit-sharing contribution. The Company did not make a discretionary contribution for 2013 or 2014.

Any participant can make rollover contributions to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and Plan earnings. Administrative fees are also allocated to participants' accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

U.S. GLOBAL INVESTORS, INC. 401(k) PLAN
DECEMBER 31, 2014
NOTES TO FINANCIAL STATEMENTS (Unaudited)

Vesting

Participants are immediately and always 100% vested in their entire account balance, including salary deferrals, Company contributions and actual earnings thereon.

Participant-Directed Investment Options

With the exception of the Profit Sharing Managed Pool, investments of the Plan are participant directed. A participant may direct contributions to and may transfer existing account balances between any of the following current investment options.

Cavanal Hill Cash Management Fund
*	U.S. Government Securities Ultra-Short Bond Fund
Vanguard Intermediate-Term Treasury Fund
Fidelity Balanced Fund
*	All American Equity Fund
*	Holmes Macro Trends Fund
*	Global Resources Fund
*	World Precious Minerals Fund
*	Gold and Precious Metals Fund
*	Emerging Europe Fund
*	China Region Fund
MAP Target 2020 Fund
MAP Target 2030 Fund
MAP Target 2040 Fund
MAP Target 2050 Fund
U.S. Global Investors, Inc. Stock Fund (the "Stock Fund")
Self-Directed Account Option

* Fund is in the U.S. Global Investors Funds series managed by USGI.

With the exception of the MAP Target Date Funds, the Stock Fund and the Self-Directed Account Option, all investment options are open-end mutual funds.

The MAP Target Date Funds are common trust funds. BOKF, NA, a wholly owned subsidiary of BOK Financial Corporation, is trustee and custodian of these funds. A subsidiary of BOKF, NA is the adviser of Cavanal Hill Cash Management Fund.

The Stock Fund is a unitized fund, which means participants do not own shares of Company stock directly but rather own an interest in the unitized fund. The fund consists of class A common stock of the Company and a money market mutual fund for liquidity purposes. The value of a unit reflects the combined value of the Company stock and cash equivalents held by the fund. The Plan owns the underlying assets of shares in common stock and the money market mutual fund.

The Self-Directed Account Option allows a participant to invest in a broad range of mutual funds and individual securities not offered within the Plan's options. There were no balances in the Self-Directed Account Option at December 31, 2014, and no activity in this option during 2014 or 2013.

Participants may change their investment options and transfer amounts between investment options daily (current employees must comply with the Company’s Code of Ethics in making any such changes or transfers).

Participants should refer to the fund prospectus or other investment document for information on a fund's investment risk, objective, fees and expenses.

U.S. GLOBAL INVESTORS, INC. 401(k) PLAN
DECEMBER 31, 2014
NOTES TO FINANCIAL STATEMENTS (Unaudited)

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or a rollover to another qualified plan or IRA. If the account value is between $1,000 and $5,000, the Plan administrator will roll the balance over to an IRA, unless the participant instructs to receive a lump-sum amount or rollover to another qualified account. If the account value exceeds $5,000, the participant must consent to the distribution before it can be made.

Distributions prior to termination of service are allowed under certain circumstances.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. The loan is secured by the balance in the participant’s account and bears interest at prime plus 1 percent as of loan issuance. As of December 31, 2014, the interest rate on outstanding participant loans was 4.25% and maturity dates ranged from September 2015 to September 2019. Principal and interest is paid ratably through payroll deductions.

Administrative Expenses

BOKF, NA receives compensation for its services in the form of quarterly administration fees and transaction fees. Administration fees paid by the Plan for 2014 totaled $36,836, of which $8,413 was paid in 2015 by the Plan. Transaction fees relating to individual participant transactions, such as distribution and loan origination fees, are deducted from the respective participant’s account.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.

U.S. GLOBAL INVESTORS, INC. 401(k) PLAN
DECEMBER 31, 2014
NOTES TO FINANCIAL STATEMENTS (Unaudited)

Contributions

Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings. Matching Company contributions are recorded in the same period.

The discretionary Company profit-sharing contribution is funded annually, if made, and recorded in the applicable plan year.

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize investments measured using the net asset value (“NAV”) practical expedient in the fair value hierarchy table. Entities will be required to disclose the fair value of investments measured using the NAV practical expedient so that financial statement users can reconcile amounts reported in the fair value hierarchy table to amounts reported on the balance sheet. The new guidance will be applied retrospectively and is effective for the Plan for the year ending December 31, 2016. Early adoption is permitted. Management is currently evaluating the impact that the new guidance will have on the Plan’s financial statements.

NOTE 3. PLAN TRUSTEE

BOKF, NA is the Plan trustee and holds the Plan’s investments in trust. It also performs recordkeeping and certain administrative services for the Plan. BOKF, NA receives compensation in the form of quarterly administrative fees from the Company or the Plan for its services and certain transaction fees from participants.

U.S. GLOBAL INVESTORS, INC. 401(k) PLAN
DECEMBER 31, 2014
NOTES TO FINANCIAL STATEMENTS (Unaudited)

NOTE 4. INVESTMENTS

The Plan’s investments, which are set forth in the following table, are held in a bank-administered trust. Investments that represent 5 percent or more of the Plan’s net assets available for benefits are identified with the * symbol.

	December 31,
	2014		2013
Cavanal Hill Cash Management Fund	$108,333		$—
U.S. Government Securities Ultra-Short Bond Fund	784,621	*	959,840	*
Vanguard Intermediate-Term Treasury Fund	135,426		305,409
Fidelity Balanced Fund	612,193	*	601,142	*
All American Equity Fund	369,069	*	481,290	*
Holmes Macro Trends Fund	607,562	*	873,539	*
Global Resources Fund	191,290		445,362	*
World Precious Minerals Fund	51,158		65,430
Gold and Precious Metals Fund	53,234		78,384
Emerging Europe Fund	96,298		279,372
China Region Fund	73,280		141,040
MAP Target 2020 Fund	5,257		4,652
MAP Target 2030 Fund	701,321	*	143,756
MAP Target 2040 Fund	305,101	*	285,540
MAP Target 2050 Fund	47,488		28,958
Stock Fund	724,842	*	632,776	*
Profit Sharing Managed Pool [1]	975,767	*	1,426,241	*
	$5,842,240		$6,752,731
 1 Nonparticipant-directed

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Year Ended
December 31, 2014
Mutual funds	$(130,631)
Common trust funds	61,158
Stock Fund	142,617
Profit Sharing Managed Pool	(103,512)
$(30,368)

U.S. GLOBAL INVESTORS, INC. 401(k) PLAN
DECEMBER 31, 2014
NOTES TO FINANCIAL STATEMENTS (Unaudited)

NOTE 5. NONPARTICIPANT-DIRECTED INVESTMENTS

The Profit Sharing Managed Pool is a nonparticipant-directed investment managed by the Company. Information about the net assets and the significant components of the changes in net assets relating to the Profit Sharing Managed Pool is as follows:

	December 31,
	2014	2013
Net Assets:
Mutual funds[1]	$952,360	$1,383,176
Cash equivalent	23,323	43,062
Dividends receivable	84	3
	$975,767	$1,426,241

Year ended
December 31, 2014
Changes in Net Assets:
Employer contribution	$—
Dividends	2,357
Net depreciation	(105,869)
Net loan activity	16,264
Benefits paid to participants	(355,948)
Administrative expenses	(7,278)
$(450,474)
 1 Mutual fund investments of the Profit Sharing Managed Pool consist of funds identified as managed by USGI in Note 1.

NOTE 6. FAIR VALUE MEASUREMENTS

The Plan’s financial instruments consist primarily of mutual funds, target date funds organized as common trust funds, the Company Stock Fund and a profit sharing managed pool. Three levels of inputs are used to measure the fair value of Plan investments:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities

•	Level 2 – Significant observable inputs (including quoted prices for similar assets and liabilities in active markets).

•	Level 3 – Significant unobservable inputs (for example, cash flow modeling inputs based on assumptions). As of December 31, 2014, and 2013, the Plan did not hold any Level 3 investments.

Following is a description of the valuation methodologies used for assets measured at fair value by the Plan. There have been no changes in the methodologies used at December 31, 2014, and 2013.

Mutual funds: Valued at the net asset value (“NAV”) of shares held. The funds are traded on an active market. The net asset value of the mutual fund’s shares is the closing price as quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.

Common trust funds: Valued using the NAV provided by the trustee of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of units outstanding. Underlying assets consist of investments traded on active markets. These funds permit daily redemption of units. Common trust funds are classified as Level 2 within the valuation hierarchy.

Stock Fund: Valued using quoted market price of stock, plus the value of any cash equivalent. The Stock Fund is classified as Level 1 within the valuation hierarchy.

U.S. GLOBAL INVESTORS, INC. 401(k) PLAN
DECEMBER 31, 2014
NOTES TO FINANCIAL STATEMENTS (Unaudited)

Profit Sharing Managed Pool: Valued at the NAV of shares in mutual funds held at year-end, plus the value of any cash equivalent. The Profit Sharing Managed Pool is classified as Level 1 within the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date.

The following table presents the Plan’s investments at fair value by level, within the fair value hierarchy, at December 31, 2014, and 2013:

	Investment Assets at Fair Value at
	December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
Money market fund	$108,333	$—	$—	$108,333
Fixed income funds	920,047	—	—	920,047
Balanced fund	612,193	—	—	612,193
Growth fund	607,562	—	—	607,562
Domestic equity fund	369,069	—	—	369,069
Resource funds	295,682	—	—	295,682
International equity funds	169,578	—	—	169,578
	3,082,464	—	—	3,082,464
Common trust funds:
Target date funds	—	1,059,167	—	1,059,167
Stock Fund	724,842	—	—	724,842
Profit Sharing Managed Pool	975,767	—	—	975,767
Total	$4,783,073	$1,059,167	$—	$5,842,240

U.S. GLOBAL INVESTORS, INC. 401(k) PLAN
DECEMBER 31, 2014
NOTES TO FINANCIAL STATEMENTS (Unaudited)

	Investment Assets at Fair Value at
	December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Money market fund	$—	$—	$—	$—
Fixed income fund	1,265,249	—	—	1,265,249
Balanced fund	601,142	—	—	601,142
Growth fund	873,539	—	—	873,539
Domestic equity fund	481,290	—	—	481,290
Resource funds	589,176	—	—	589,176
International equity funds	420,412	—	—	420,412
	4,230,808	—	—	4,230,808
Common trust funds:
Target date funds	—	462,906	—	462,906
Stock Fund	632,776	—	—	632,776
Profit Sharing Managed Pool	1,426,241	—	—	1,426,241
Total	$6,289,825	$462,906	$—	$6,752,731

There were no transfers in or out of Levels 1, 2 or 3 during the periods.

There are no Plan liabilities required to be recorded at fair value at December 31, 2014, and 2013.

NOTE 7. PARTIES-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others.

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares of mutual funds managed by USGI. Because USGI is the Plan administrator as defined by the Plan and the Plan sponsor, these transactions qualify as party-in-interest transactions. The Plan does not pay explicit fees for investment management services. Fees and expenses paid by the mutual funds are reflected as a reduction of the return earned on each fund.

The Stock Fund includes class A common stock of USGI. Since USGI is the Plan administrator and sponsor, investments involving USGI stock qualify as party-in-interest transactions. The market value of USGI class A common stock held in the Stock Fund at December 31, 2014, was $713,062 (230,020 shares). The Stock Fund received $13,801 in dividends from USGI stock in 2014.

Participant loans are also considered party-in-interest transactions.

Cavanal Hill Cash Management Fund, a money market fund, is an investment option in the Plan. In addition, a portion of the Profit Sharing Managed Pool and the Stock Fund is invested in this fund. This fund is managed by Cavanal Hill Investment Management, Inc., a wholly owned subsidiary of BOKF, NA, so these transactions qualify as party-in-interest transactions. The Plan does not pay explicit fees for investment in this mutual fund. Fees and expenses paid by the mutual fund are reflected as a reduction of the return earned on the fund.

U.S. GLOBAL INVESTORS, INC. 401(k) PLAN
DECEMBER 31, 2014
NOTES TO FINANCIAL STATEMENTS (Unaudited)

BOKF, NA is the trustee and custodian for the MAP target date funds; transactions in these common trust funds also qualify as party-in-interest transactions. The Plan does not pay explicit fees for investment in the MAP funds. Fees and expenses paid by the common trust funds are reflected as a reduction of the return earned on each fund.

NOTE 8. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 9. TAX STATUS

The Plan is qualified and the trust established under the Plan is exempt from federal income taxes as provided by the appropriate sections of the Internal Revenue Code (“IRC”). As of December 31, 2014, the Plan does not have a determination letter from the Internal Revenue Service (“IRS”) confirming its exemption from federal income tax and its status as a qualified trust. The Plan has adopted the Bank of Oklahoma, N.A. Prototype Non-Standardized Profit Sharing Plan with CODA, which has received a favorable opinion letter from the IRS dated March 31, 2008, stating that the prototype is designed in accordance with the applicable sections of the IRC. The Plan has since been amended but the Plan administrator and management believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been recorded.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or are expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to tax examinations for years prior to 2011.

NOTE 10. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and amounts reported in the Statements of Net Assets Available for Benefits.

U.S. GLOBAL INVESTORS, INC. 401(k) PLAN
DECEMBER 31, 2014
NOTES TO FINANCIAL STATEMENTS (Unaudited)

NOTE 11. SUBSEQUENT EVENTS

The Plan has evaluated for disclosure any subsequent events through the date these financial statements were issued.

On May 13, 2015, the Profit Sharing Managed Pool, which had been a nonparticipant-directed investment managed by the Company as described in Note 5, was closed and each participant’s balance in the Profit Sharing Managed Pool was transferred into the identical investment in the same asset allocation model as used by the Profit Sharing Managed Pool. Participants may now direct these investments.

Transfer out of Profit Sharing Managed Pool on May 13, 2015	$(926,765)

Tranfers into Participant-Directed Investments on May 13, 2015:
Cavanal Hill Cash Management Fund	$46,333
U.S. Government Securities Ultra-Short Bond Fund	185,333
All American Equity Fund	139,101
Holmes Macro Trends Fund	185,333
Global Resources Fund	185,333
World Precious Minerals Fund	46,333
Gold and Precious Metals Fund	46,333
Emerging Europe Fund	46,333
China Region Fund	46,333
$926,765

U.S. GLOBAL INVESTORS, INC. 401(k) PLAN
DECEMBER 31, 2014

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the U.S. Global Investors, Inc. 401(k) Plan has duly caused this annual report to be signed on behalf of the U.S. Global Investors, Inc. 401(k) Plan by the undersigned, thereunto duly authorized.

U.S. Global Investors, Inc. 401(k) Plan

Date:	June 16, 2015

		By:	/s/ Lisa C. Callicotte
		Name:	Lisa C. Callicotte
		Title:	Chief Financial Officer of
U.S. Global Investors, Inc.
Plan Administrator